Exhibit 12.1

El PASO ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Three Months Ended March 31, 2008	Years Ended December 31,
		2007	2006	2005	2004	2003
Earnings from Continuing Operations (a)	21,730	109,220	87,453	55,204	42,567	33,555
Fixed Charges (b)
Interest charges	10,317	37,648	36,744	41,461	49,703	52,095
Interest portion of rent expense	286	1,181	1,186	1,251	1,141	1,408
Total Fixed Charges	10,603	38,829	37,930	42,712	50,844	53,503
Capitalized Interest	(3,963)	(11,897)	(4,907)	(5,783)	(3,427)	(5,572)
Earnings (c)	28,370	136,152	120,476	92,133	89,984	81,486
Ratio of Earnings to Fixed Charges	2.7	3.5	3.2	2.2	1.8	1.5

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b)	Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c)	Earnings consist of earnings from continuing operations and fixed charges less capitalized interest.